
novozymes

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA


06019458

12/12/2006

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 23 and 24 of December 2006.

Yours sincerely
Novozymes A/S



Ella Begtrup
Investor Relations
+45 44 42 23 79



Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

December 7, 2006

Benny D. Loft is appointed Executive Vice President and Chief Financial Officer of Novozymes

We are pleased to announce that the Board of Directors has approved the appointment of Benny D. Loft as the new Executive Vice President and Chief Financial Officer of Novozymes, replacing Per Månsson, who died on November 17.

Benny D. Loft (41) will be responsible for Finance, Investor relations, IT and Legal Affairs.

Benny D. Loft holds a master's degree in accounting, tax and auditing from Copenhagen Business School and became State-Authorised Public Accountant in 1996. Prior to joining Novo Nordisk in 1998, Benny D. Loft spent a decade with Price Waterhouse, where he served as accountant and consultant. In 1998 he joined Novo Nordisk as Director for Consolidated Accounts, Group Taxation & Tax Planning, and Stocks & Production Economy.

Benny was actively involved in the demerger of Novo Nordisk and Novozymes, participating in demerger steering committee meetings, and was, among other things, responsible for the division of the two companies' consolidated accounts and corporate tax. During the same period, he was responsible for building Novozymes' finance department.

Since Novozymes' launch in 2000, Benny has served not only as Vice President for Finance, but also worked on acquisitions and negotiations, and as part of several key steering groups dealing with ethics, sustainability and business development.

The appointment takes effect immediately.

Contact persons

Media Relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobil: +45 3077 0626

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (in the USA)
Mobile: +1 919 649 2565

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,400 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.


novozymes

Unlocking the magic of nature

Novozymes A/S
Investor Relations
2006-50855-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Novozymes' acquisition of GroPep finalised

December 12, 2006

Novozymes A/S has completed the acquisition of Australian company GroPep Ltd with effect from December 12, 2006.

With reference to stock exchange announcements 17 and 22 of August 14 and November 27, 2006, Novozymes can confirm that the takeover of Australian company GroPep Ltd has been finalised with effect from December 12, 2006.

The company is being renamed Novozymes GroPep Ltd. It is a wholly owned indirect subsidiary of Novozymes and will be included in Novozymes' consolidated financial statements with effect from December 12, 2006.

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0626

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (in USA)
Mobile: +1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 3077 0341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.


novozymes®

Unlocking the magic of nature

Novozymes A/S
Investor Relations
2006-51865-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27